Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 3 dated June 24, 2009 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 3 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 18, 2009 and Supplement No. 2 dated May 22, 2009. Capitalized terms used in this Supplement No. 3 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the section entitled “Suitability Standards” and “Real Estate Investments.”

Suitability Standards

We previously disclosed that, as a condition for clearing our offering in Arkansas and Alabama, each of the Arkansas and Alabama securities commissions had required us to undertake to amend the investor suitability standards provision of our declaration of trust. The amendment would increase the suitability standards so that an investor is required to have either: a net worth of at least $250,000 (excluding the value of the investor’s home, furnishings and automobiles); or a gross annual income of at least $70,000 and a net worth of at least $70,000 (excluding the value of the investor’s home, furnishings and automobiles). On June 16, 2009, our shareholders approved the amendment at our 2009 annual meeting of shareholders. We filed the amendment with the Maryland State Department of Assessments and Taxation on June 19, 2009, at which time the amendment became effective.

Real Estate Investments

Recent Developments

13201 Wilfred Lane

On June 8, 2009, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, 13201 Wilfred Lane, located in Rogers, MN, a suburb of Minneapolis. We will acquire 13201 Wilfred Lane for approximately $15,340,000, exclusive of transaction costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. 13201 Wilfred Lane is a 335,400 square foot warehouse/distribution building completed in 1999 and is 100% leased to Walgreen Co. through July 2018. The tenant currently utilizes this property for distribution of non-drug goods to regional Walgreens stores. While we anticipate this acquisition will close in June 2009, this agreement is subject to a number of contingencies and there can be no assurances that this acquisition will occur.

140 Depot Street

On June 12, 2009, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, 140 Depot Street, located in Bellingham, MA, a suburb of Boston. We will acquire 140 Depot Street for approximately $19,025,000, exclusive of transaction costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. 140 Depot Street is a 238,370 square foot warehouse/distribution building to be completed in 2009 and has no operating history. The property is 100% leased to Best Buy Stores, L.P. through June 2019, for use as a regional distribution center for large electronics and appliances of the type generally delivered directly to consumers’ homes. While we anticipate this acquisition will close during the third quarter of 2009, this agreement is subject to a number of contingencies, including, but not limited to, completion of the expansion and acceptance by the tenant of the space, and there can be no assurances that this acquisition will occur.

12650 Ingenuity Drive

On June 15, 2009, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, 12650 Ingenuity Drive, located in Orlando, FL. We will acquire 12650 Ingenuity Drive for approximately $25,350,000, exclusive of transaction costs. We anticipate that the acquisition will be funded using the net proceeds from this offering and the assumption of approximately $13,500,000 of existing first mortgage financing. 12650 Ingenuity Drive is a 124,500 square foot, two-story office building, with surface parking lots, completed in 1999 and is 100% leased to Iowa College Acquisition Corp. through December 2021. The tenant is an operating subsidiary of Kaplan, Inc., the for-profit education subsidiary of The Washington Post Company. The lease is guaranteed by Kaplan, Inc., which utilizes the property as a call-center for online students of Kaplan University, a higher-education division providing certificates, associate degrees, bachelor degrees and post-graduate degrees in a variety of subjects. While we anticipate this acquisition will close during the third quarter of 2009, this agreement is subject to a number of contingencies and there can be no assurances that this acquisition will occur.

3011, 3055 & 3077 Comcast Place

On June 16, 2009, we entered into a purchase and sale agreement to acquire, subject to customary closing conditions, 3011, 3055 & 3077 Comcast Place, located in Livermore, CA, a suburb in the eastern portion of the San Francisco Bay Area. We will acquire 3011, 3055 & 3077 Comcast Place for approximately $49,000,000, exclusive of transaction costs. We anticipate that the acquisition will be funded using the net proceeds from this offering. 3011, 3055 & 3077 Comcast Place is a 219,631 square foot office park consisting of one two-story building and two one-story buildings, with surface parking lots, completed in 1987/88 and fully renovated in 2009. The property is 100% leased to Comcast of California/Colorado/Washington I, Inc. through December 2023 and guaranteed by Comcast Corporation. The tenant utilizes the property as a regional headquarters, call-center and operations center. While we anticipate this acquisition will close during the third quarter of 2009, this agreement is subject to a number of contingencies and there can be no assurances that this acquisition will occur.

Goodyear Crossing Ind. Park II

On June 18, 2009, the Duke joint venture entered into a contribution agreement with Duke to acquire, subject to customary closing conditions, Goodyear Crossing Ind. Park II, located at 16920 W. Commerce Drive, Goodyear, AZ, a suburb of Phoenix. The Duke joint venture will acquire Goodyear Crossing Ind. Park II for approximately $45,260,000, exclusive of transaction costs. We own an 80% interest in the Duke joint venture and, at closing, we will make a cash contribution of approximately $36,200,000 to the Duke joint venture in connection with the acquisition, which we expect to fund using the net proceeds from this offering.

Goodyear Crossing Ind. Park II is a warehouse/distribution building that was completed in 2008, and is currently being expanded to a total of 820,384 square feet. The property is 100% leased to Amazon.com.azdc, Inc., with a guarantee from its parent Amazon.com. The lease expires ten years after completion of the expansion, with completion projected for October 2009 resulting in a projected expiration date of October 2019. While we anticipate this acquisition will close during the fourth quarter of 2009, the agreement is subject to a number of contingencies, including, but not limited to, completion of the expansion and acceptance by the tenant of the space, and there can be no assurance that the acquisition will occur.